Fort Lauderdale		One Southeast Third Avenue
Jacksonville		28th Floor
Los Angeles		Miami, Florida 33131-1714
Madison
Miami		www.akerman.com
New York
Orlando		305 374 5600 tel 305 374 5095 fax
Tallahassee
Tampa
Tysons Corner
Washington, DC	February 28, 2007
West Palm Beach

VIA EDGAR AND HAND DELIVERY
John Reynolds, Esq.
Assistant Director
United States Securities and
Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549
RE:	Coconut Palm Acquisition Corp. Amendment No. 2 to Registration Statement on Form S-4 File No. 333-137386 Amendment Filed January 24, 2007
Dear Mr. Reynolds:
          On behalf of Coconut Palm Acquisition Corp. (the “Company”), we hereby respond to the Commission Staff’s comment letter dated February 23, 2007 regarding the Company’s Amendment No. 2 to Form S-4 (File No. 333-137386) (the “Form S-4/A”). Simultaneously with the submission of this letter, we have filed Amendment No. 3 to the Form S-4 (the “Amendment”).
           We have added disclosure on pages 114, 116, 117, 128, 129, 130 and 131 pertaining to material information provided in a slideshow presentation to investors regarding the merger with EBC, which is attached as Exhibit 99.1 to the Form 8-K/A filed with Commission on February

U.S. Securities and Exchange Commission
February 28, 2007

23, 2007. Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided the Company’s response to the comment immediately thereafter.
General
1.	We have reviewed your January 24, 2007 response to comment one from our letter dated January 12, 2007. While we express no view as to the validity of your position, we will not object to your usage of Form S-4 for this transaction provided that: (1) the target shareholders have a new vote including the execution of new proxies — conducted in compliance with the federal securities laws; (2) the company represents that the old votes will not be counted, or utilized in any way, in connection with the merger transaction; (3) in the registration statement, the company provides a detailed analysis that there could be a revote on the proposals under applicable state law; and, (4) your existing disclosure is updated throughout to describe the legal and factual circumstances surrounding the revote including, but not limited to, a discussion of Section 5, and an analysis of any potential contingent liability. In responding to part (4) of this question, please note our expectation that these issues would be discussed in the Summary, Risk Factors, and Management’s Discussion and Analysis.

Company’s Response
          We have revised our disclosure on Questions and Answers About the Proposals (pages v and vi), Summary — Developments Since Execution of Merger Agreement — New Vote by EBC Shareholders (page 19), Risk Factors — Risks Related to the Offering: Concerns under the Securities Act (page 41), Agreement and Plan of Merger -EBC’s Shareholders’ Meeting (page 47), Agreement and Plan of Merger — New Vote by EBC Shareholders (page 63), and Management’s Discussion and Analysis of Financial Condition and Results of Operations of Coconut Palm (page 171).
2.	Please ensure that you have provided the disclosures required by Items 402 and 404 of Regulation S-K for both the target and the company. See Item 18(a)(7) of Form S-4. In responding to the foregoing, please note the compliance date associated with Release No. 33-8732 and the Staff’s Question and Answer Guidance, available at http://www.sec.gov/divisions/corpfin/faqs/execcompqa.pdf. Alternatively, please advise why no revisions are necessary.

Company’s Response
          We have revised the document on pages 198-209 to ensure that the disclosures required by Items 402 and 404 of Regulation S-K, as well as other information required by Item 18(b)(7) of Form S-4 are included, as requested by the Staff on pages 203-206.
3.	We note that the company has revised its disclosure on page 195 in response to our prior comment two from our letter dated January 12, 2007 to indicate that Mr. Morton has not received any royalty fees from RTN. Please revise to clarify if this

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February 28, 2007

also means that EBC has not paid any royalty fees to RTN. In addition, please disclose why no royalties have been paid under this agreement to date — for example, does RTN have any non-EBC affiliated users?

Company’s Response
          We have revised our disclosure on page 209 in response to the Staff’s comment.
Questions and Answers About the Proposals, page 1
4.	The company appears to have added text responsive to our prior comment eight on page 4. Part of your response states that, “the investment bankers were, presumably, required to assume that these payments were made” with respect to their company valuation. However, as you have received the investment banking opinion and analysis, you are in a position to know whether they incorporated these payments into their analysis — accordingly, please clarify your reference to “presumably.”

Company’s Response
          In response to the Staff’s comment, we have revised the statement on page viii to clarify that Morgan Joseph did not consider the Settlement Agreement payments relevent in their valuation analysis.
5.	Please revise your disclosure on page 4 to more fully describe how the settlement agreement “is simply a reallocation of assets of the shareholders of EBC” to address whose assets are increased/decreased as a result of the reallocation. Also, please clarify how your “proposal was based on prior negotiations with two other companies that made offers to acquire EBC prior to the Company’s offer.” Were either of these companies going to be obligated to make these payments? If not, what was their interest in how you. allocated your assets among your shareholders? In this regard there appears to be some confusion over whether you inherited the concept that the management agreement should be terminated or actually negotiated the termination agreement with an unrelated party please clarify. Finally, please disclose whether your board approved the settlement agreement itself, and recommends shareholder approval as well.
          In response to the Staff’s comment, we have revised our disclosure in the question and answer for “Why is EBC proposing the merger and settlement proposals?” beginning on page vii.
6.	Please clarify your page 7 statement that “[t]he post-closing ownership percentage of Coconut Palm is not part of the requirement, set forth in ... [our] final prospectus ... that the target must have a fair market value equal to at least 80% of ... [our] net assets at the time of acquisition” Please explain the dilutive effect of the merger upon the ownership and voting interests of the existing shareholders. In responding

U.S. Securities and Exchange Commission
February 28, 2007

to the foregoing, we note your page 82 discussion refers to the purchase price in assessing the 80% requirement and not the fair market value which may be higher or lower. Please respond as appropriate.

Company’s Response
           We have revised our disclosure on pages xi and 80 in response to the Staff’s comment.
Interests of Coconut Palm Directors and Officers in the Merger, page 18
7.	We note that the company has added statements on pages 19 and 20 indicating that “approval of the merger proposal shall be an approval of the management services agreement” and the one-time management incentive plan. Please advise the staff why the company has added this language. If the company intends this vote to operate as a shareholder ratification of these payments, please advise why these issues should not be subject to a separate shareholder vote. We may have further comment.

Company’s Response
          We have revised our disclosure to separate the approval of the merger proposal from the approval of the management services agreement. We have left the disclosure of the one-time management cash incentive plan with the description of the merger proposal and have deleted references to approval of the merger meaning approval of the one-time incentive plan. The Company believes the one-time incentive plan is fair to the Company and its shareholders for several reasons including that the payments under the plan are not triggered until the warrants are exercised which will be tied to the Company’s positive performance and that the plan will be administered by the compensation committee.
Interests of Directors and Officers of EBC in the Merger. page 20
8.	The company appears to have revised its discussion of the settlement agreement between EBC and Arkansas Media to indicate that the settlement agreement was ratified on June 15, 2006 “at the meeting by a majority of the disinterested shareholders of the corporation.’ However, given the interrelatedness of this agreement to the merger proposal, as well as our prior comments on this shareholder vote, we do not believe you can utilize this shareholder vote for any purpose. In this regard your attention is also directed to our preceding comment regarding your ability to use Form S-4. Please revise your document as appropriate or, alternatively, provide an analysis supporting your conclusion that this shareholder ratification is valid in spite of our prior comments.

Company’s Response
          We have revised the disclosure on pages vi and 47 to make clear that the vote by the EBC shareholders at the June 15, 2006 annual meeting, cannot be used to approve the Settlement Agreement and can only be used to elect the two directors, Mr. Luken and Mr. Becker, who were re-elected at the June 15, 2006 annual meeting as part of a separate vote not including the merger or the settlement agreement proposals.
9.	We do not believe that the company has responded to our prior comment 17 from our letter dated January 12, 2007 and accordingly, reissue it. Please explain the

U.S. Securities and Exchange Commission
February 28, 2007

effect, if any, of a shareholder ratification of the Settlement Agreement between EBC and Arkansas Media.
Company’s Response
           We have revised our disclosure on page 13 to address the Staff’s comment.
Risk Factors, page 33
10.	Please provide a risk factor section regarding the dilutive effect of the merger upon the ownership and voting interests of the existing shareholders.

Company’s Response

We have added a risk factor in response to the Staff’s comment on page 38.

11.	Please restore the language deleted from your risk factor “Our substantial indebtedness may ....” concerning your past debt covenant violations or advise us why this information is properly excluded.

Company’s Response
          We have revised the risk factor “Our substantial indebtedness may negatively impact our ability to implement our business plan” on page 34 to restore the language relating to EBC’s past covenant violations.
12.	Please revise the risk factor “An effective registration statement may not be in place...” to clarify that you have no obligation to net cash settle the warrants in the absence of an effective registration statement as disclosed in your Amended Warrant Clarification Agreement.

Company’s Response
          We have revised the risk factor “An effective registration may not be in place...” on page 40 to clarify that we will not be obligated to net cash settle the warrants unless at the time a holder seeks to exercise these warrants, a prospectus relating to the common stock issuable upon exercise of the warrants is current.
Coconut Palm’s Reasons for the Merger and Recommendation of the Coconut Palm Board, page 33
13.	We note that the company has added disclosure responsive to our prior comment 30 from our letter dated January 12, 2007 in this section. However, we do not believe that the company has responded entirely to that comment, accordingly, we reissue it:
a.	We note that the company has added disclosure in response to our prior comment 79. However, we believe that additional disclosure is necessary. Please revise to provide a more detailed discussion of the board’s analysis —

U.S. Securities and Exchange Commission
February 28, 2007

for example, but without limit (1) what companies where included in the comparable company analysis, including how they were selected and the underlying data supporting their comparability; (2) the details behind the comparative bid analysis, etc. (emphasis added, and prior comment modified)
Company’s Response
           We have added additional disclosure on pages 81-82 to provide further details of the board’s analysis as requested by the Staff.
Stock Incentive Plan Proposal, page 94
14.	The company appears to have added disclosure on page 94 in response to our prior comment 33. However, your revised disclosure is unclear, particularly the paragraph beginning, “As indicated below ...” Please revise accordingly. In addition, please specifically state the total number of options that will be issued if the merger is approved but the Stock Incentive Plan is not approved.

Company’s Response
           We have revised the paragraph beginning “As indicated below...” on page 93 to clarify the paragraph and to provide the total number of options as requested.
The Settlement Proposal, page 106
15.	We note that the company has added disclosure in response to our prior comment 35 from our letter dated January 12, 2007. However, we continue to believe that portions of this comment are still applicable, and partially reissue:
a.	Please, (1) clarify whether these stations are cash flow positive; (2) clarify why the purchase price was established in 2003; (3) why that price is currently being used; (4) disclose the executive officers responsible for establishing the price at that time; and, (5) discuss the 2003 transaction that formed the basis for your valuation.
In addition, please reconcile your statement that these stations were profitable for the previous three years for Arkansas Media to your later statement that these stations are operated by EBC and are not profitable as stand-alone stations. Finally, please disclose the stations’ revenues and net income for the most recent period.

U.S. Securities and Exchange Commission
February 28, 2007

Company’s Response

We revised our disclosure on page 107 in response to the Staff’s comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations of EBC, page 134
16.	We reviewed your response to our prior comment 48. Your response did not address our comment in its entirety, thus the comment will be reissued. Please revise your discussion for each period presented to discuss the activities that generated variances in trade and barter revenue.

Company’s Response

We have revised our disclosure on pages 145 and 150 in response to the Staff’s comment.

17.	We note the company’s substantial response to our prior comment 51 from our letter dated January 12, 2007. However, we believe that portions of that comment are still applicable, and require further disclosure. Accordingly, please clarify whether the C.A.S.H. related revenues also declined for the year-ended December 31, 2005 — and, if so, state the reason for the decline.

Company’s Response

We have revised our disclosure on page 146 in response to the Staff’s comment.

18.	The company indicates that it has added disclosure on page 107 in response to our prior comment 52. However, during the course of our review, we were unable to locate disclosure responsive to our comment. Accordingly, we reissue the comment initially part of the October 28, 2006 letter:
a.	Based on your disclosure it appears that your business plan relies on your future ability to sell existing stations. Please provide more detailed discussion about how management selects which stations to sell, the stations management proposes to sell in the near future and the impact that this has on your future ad revenues and cash flows from operations, In addition, please clarify whether management believes that its cash balance, funds available under its credit facility, and anticipated sales proceeds would be adequate to fund its operations without the benefit of the trust proceeds resultant from the Coconut Palm merger.
Company’s Response

U.S. Securities and Exchange Commission
February 28, 2007

          We previously added disclosure on page 116, beginning with “Historically, the company has liquidated properties . . .” in response to the Staff’s comment.
Results of Operations — Year Ended December 31 2005 Compared to Year Ended December 31, 2004, page 140
19.	We do not understand the company’s response to our prior comment 53, and accordingly reissue it. Please revise to clarify the “one time occurrence” that contributed to the $365,000 decrease in Other Broadcast income. In this regard, please note that if your explanation relates to the Independent News Network—discussed in the next paragraph, your explanation should be clarified to address why the revenues fell off after the acquisition.

Company’s Response

We have clarified the “one time occurrence” in response to the Staff’s comment on page 145.

20.	We were unable to locate text responsive to our prior comment 54 from our letter dated January 12, 2006, and accordingly we reissue it:
a.	The staff notes the company’s response to our prior comment 132 —however, we intended that your response also be contained in this section, please revise as appropriate to address this comment.
Page F-48 of your financial statements refers to Equity Marketing, Inc. Please clarify who they are, what business dealings EBC has had with them, and how they are related to EBC.
Company’s Response
          The response to prior comment 54 was to add a “Related Party Transactions” section to the Results of Operations — Year ended December 31, 2005 Compared to December 31, 2004 that coincides with the disclosure found in the footnotes to the 2005 audited financial statements. See page 149. As previously noted in our response to comment 132 of the initial comment letter on December 1, 2006, the reference to Equity Marketing, Inc. was incorrect. The correct entity’s name is Actron, Inc. The related party footnote (and corresponding disclosure in the MD&A) was corrected to reflect that — again, please see page 149 (see paragraph beginning “Actron, Inc. is due...”). Additionally, a paragraph was added to the footnote (and the disclosure in the MD&A) indicating the reason for the amount due to Actron, Inc. and who the majority owners of Actron, Inc. are. Other than EBC’s purchase of the CAPCO entity from Actron, Inc. EBC has, and has never had, any business dealings with Actron, Inc. With this correction all references to Equity Marketing, Inc. have been removed from the filing, including all of EBC’s financial statements.

U.S. Securities and Exchange Commission
February 28, 2007

Liquidity and Capital Resources, page 141
General
21.	We reviewed your response to our prior comment 55, noting you believe a liquidity discussion of fiscal years 2004 and 2003 is not required by Regulation S-K. Specifically, Item 303(a) of Regulation S-K requires this information for full fiscal years (e.g. the three year period covered by the financial statements, including year-to-year comparisons), thus the comment will be reissued. Please revise your disclosure to include an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant period-to-period variations in the line items (e.g. provide an explanation of the significant change in your trade accounts receivable, program broadcast rights, and program broadcast obligations) between the fiscal years ended December 31, 2004 and 2003.

Company’s Response

We have revised our disclosure in response to the Staff’s comment on pages 154 and 158.
Description of Coconut Palm Securities, page 201
22.	Based on your response to our prior comment 65 it appears as if our prior comment was misunderstood. Accordingly, we reissue it with additional clarification. Your text indicates that the preferred stock contains certain anti-dilution provisions, one of which resets the conversion price if the common stock, warrants, or options, are issued “for a consideration per share which is less than the then applicable per share conversion price of the Coconut Palm Series A preferred stock.” Our comment addressed whether these anti-dilution provisions would cover stock options issued to employees, etc.

Company’s Response
           We have revised page 218 to properly reflect that the anti-dilution provisions applicability in accordance with Section 11 of the Certificate of Designation for the Coconut Palm Series A preferred stock.
Coconut Palm Audited Financial Statements
Notes to Audited Financial Statements
Note C — Initial Public Offering, F-18
23.	We reviewed your response to our prior comment 69. Once again, we were unable to find the revisions as indicated, thus the comment will be reissued. Please revise to include disclosure related to the exercise of the warrants and UPO. Specifically, if

U.S. Securities and Exchange Commission
February 28, 2007

true, disclose in the audited financial statements that (i) in no event will the company be obligated to net cash settle the exercise of the unit purchase option or the warrants underlying the unit purchase, (ii) the unit purchase option or warrants underlying the unit purchase may expire unexercised and worthless if a prospectus relating to the common stock to be issued upon the exercise of the warrants (or units in the case of the unit purchase option) is not current and an applicable registration statement is not effective, and (iii) a purchaser of a unit may pay the full unit purchase price solely for the shares of the unit. Revise disclosure in your interim financial statements and description of securities section to be consistent with disclosure herein.
Company’s Response
           We have revised pages F-9 and F-22 and the Description of Securities (page 220). (Effective February 28, 2007 the Company also filed a Form 10-K/A for the year-ended December 31, 2006, and Forms 10-Q/A for the quarters ended March 31, June 30, and September 30, 2006, reflecting the updated disclosure required by this comment.)
EBC Interim Financial Statements
Notes to Interim Financial Statements
General
24.	We reviewed your response to our prior comment 70, noting your assertion that the minimum disclosure requirements of SFAS 123(R) have been met. Tell us where you have disclosed information required by paragraphs A240(h) — (k) of SFAS 123(R) or revise your financial statements accordingly.

Company’s Response
          Paragraph (h) of SFAS 123(R) states, “As of the latest balance sheet date presented, the total compensation cost related to non-vested awards not yet recognized and the weighted-average period over which it is expected to be recognized”.
          The last paragraph in footnote 12 (“Stock Option Plans”) to the 2005 audited financial statements states, “As of December 31, 2005, 2004 and 2003, there was $75,848, $101,032 and $1,372,067, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the plan. That cost is expected to be recognized over a weighted-average period of 1 year”. This would appear to fulfill the requirements of paragraph (h).
          Paragraph (i) states, “If not separately disclosed elsewhere, the amount of cash received from exercise of share options and similar instruments granted under share-based payment arrangements and the tax benefit from stock options exercised during the annual period”.
          It states in the fifth paragraph of footnote 12 (“Stock Option Plans”) to the 2005 audited financial statements, “There were no options exercised during these years”. Without specifically stating that no cash was

U.S. Securities and Exchange Commission
February 28, 2007

received the presumption is evident since no options were exercised. Correspondingly, there would be no tax benefits. This would appear to fulfill the requirements of paragraph (i).
          Paragraph (j) states, “If not separately disclosed elsewhere, the amount of cash used to settle equity instruments granted under share-based payment arrangements”.
          EBC has the two stock option plans outlined and discussed in footnote 12 to the 2005 audited financial statements. Neither plan contains aspects whereby EBC would compensate participants in cash via share-based payment arrangements. The requirements of paragraph j are not deemed to be applicable to EBC.
          Paragraph (k) states, “A description of the entity’s policy, if any, for issuing shares upon share option exercise (or share unit conversion), including the source of those share (that is, new shares or treasury shares). If as a result of its policy, an entity expects to repurchase shares in the following annual period, the entity shall disclose an estimate of the amount (or a range, if more applicable) of shares to be repurchased during that period”.
          EBC has no such policy. Accordingly, no mention was made in the footnotes regarding this. Neither plan identifies the source of any shares that would be issued upon exercise. Since EBC is a private company it could be presumed that shares would not be “repurchased” in order to fulfill any option exercise. Since the plans provide no direction on whether either new or treasury shares are to be issued, management has the discretion to make that choice. Accordingly, the requirements of paragraph (k) are not deemed to be applicable to EBC.
           We have revised footnote 12 on page F-56 to reflect that EBC’s management has the discretion of issuing new shares or shares from treasury in order to fulfill any share option exercise, and that management does not expect to repurchase outstanding shares in order to fulfill any share option exercise, although that option is not prohibited by either plan.
EBC Audited Financial Statements
Notes to Audited Financial Statements
Note 2 — Summary of Significant Accounting Policies
c. Revenue Recognition, F-35
25.	We read your response and revised disclosure regarding our prior comment 71; however your policy disclosure related to services provided by C.A.S.H. needs further clarification. For example, we noted from your disclosure on page 122 (Central Automated Satellite Hub) that agreements you enter into provide for up-front deposits and various penalties for early termination. We also noted on page 126 you enter into agreements where you receive monthly recurring fees for providing uplink, traffic, master control and other services for each station. Tell us

U.S. Securities and Exchange Commission
February 28, 2007

how you considered the guidance of EITF 00-21 in your revenue recognition policy for C.A.S.H. services, and revise your policy disclosures accordingly.

Company’s Response
          EBC does not believe that the guidance provided in EITF 00-21 is applicable, and more specifically not applicable to the services provided by its subsidiary, C.A.S.H. Services, Inc. As outlined in the revised revenue recognition policy language in the footnotes to the 2005 audited financial statements (and found additionally in the “Critical Accounting Policies and Estimates” of the EBC MD&A), it states that C.A.S.H does, or can, provide uplinking services to its clients, which can consist of multiple components, as outlined in the policy. These components all work in conjunction simultaneously to deliver the service, which is the uplinking of a television broadcast signal. EITF 00-21 deals more so with companies that “offer multiple solutions” that may “involve the delivery or performance of multiple products, services or rights to use assets, and performance may occur at different points in time and over different periods of time”. Although the delivery of the “service” sold by C.A.S.H involves various component services (as outlined in the policy) there is no way that performance could occur without the synchronization of all the component services on a simultaneous basis. Typical aspects (components) of the service sold are access to the satellite bandwidth, master control services, traffic services and use of our traffic software (“OSI”). Not one of those component services could be provided at a later date and still be able to deliver the primary service, which is the uplinking of a television signal. To allude to the fact that these components are stand-alone “services” is a bit of a misnomer.
          Further, paragraph 9 of EITF 00-21 discusses how to determine if a “delivered item” should be considered a separate unit of accounting. All three criteria listed in paragraphs a, b and c have to be met. Paragraph c says, “If the arrangement includes a general right of return to the undelivered item...” For EBC to perform its obligation under the terms of a typical C.A.S.H. services agreement there can never be an “undelivered item”. That is to say, no single component service can arbitrarily be left out or delayed (at either C.A.S.H.’s request or the client’s) and still complete the cycle of delivering the uplinked television signal. Accordingly, C.A.S.H has no delivered item or service that meets the criteria for unit of accounting treatment.
           We revised our disclosure under “Revenue Recognition” on page 163 and in footnote 2(c) on page F-40 in response to the Staff’s comment.
Note 10 — Stockholders’ Equity, F-44
26.	We reviewed your response to our prior comment 73. Please revise your disclosure to include portions of your response. Specifically, clarify if true, that (i) there has been no activity since September 2004, (ii) the arrangement was created to provide short-term funding, and (iii) it is your intent to terminate the agreement without any further activity.

Company’s Response

U.S. Securities and Exchange Commission
February 28, 2007

          With respect to item (i) above in the Staff’s comment above, regarding the current status of the agreement, it has been totally inactive since September 2004 when EBC repurchased shares put to Mr. Luken earlier that year. Recently, EBC has communicated with Mr. Luken regarding formally terminating the agreement. The agreement does not specifically have a termination date, although it does have a specific date whereby EBC can repurchase any shares put to Mr. Luken via the agreement. The date as of which EBC can no longer repurchase was September 30, 2004. The intent of both parties to the agreement was that the agreement was to serve a short-term purpose and not to be long-term in nature. The lack of an end date was simply an omission.
          With respect to item (ii) in the Staff’s comment above, regarding whether or not EBC considered SFAS 150 or 133 upon issuance of the put option and at each balance sheet date, the following can be stated. As noted above, the agreement was intended to be short-term in nature and not provide for a legal environment whereby the EBC has any ongoing ability to put shares to Mr. Luken other than the single occurrence in 2004. The fact that EBC’s ability to repurchase, or redeem, any put shares terminated at September 30, 2004 would seem to indicate that SFAS 150 would not be applicable post that date, since those shares were no longer subject to mandatory redemption. Regarding SFAS 133, the agreement was never intended to serve any purpose other than how it was, in fact, used, which was to raise cash in the short term. It was never intended to serve as a hedge of any kind. The agreement is not deemed to be transferable and, in fact, states any shares put will be solely to Mr. Luken for his personal account, and it is a one-way put.
Exchange Act Reports
27.	Your current Form 10-K, Forms 10-Q, and other Exchange Act filings should also be revised to comply with the comments above, specifically those relating to enhanced disclosure of the terms and conditions of the warrants and unit purchase option.

Company’s Response
          We have revised the current Form 10-K and prior three Forms 10-Q to comply with the Staff’s comment and as noted in our response to Comment 23 we have filed the Form 10-K/A and 10-Q/As effective today, February 28, 2007.
Exhibit 99.1
28.	We note your response to prior comment 75 and the revised proxy card. We also note the statement on the proxy card that, “If you wish to vote in accordance with the Board of Directors’ recommendations, please mark the appropriate box below.” It appears that the company is bundling the proposals. Rule 14a-4(a)(3) states that, “The form of proxy ... shall identify clearly and impartially each separate matter intended to be acted upon.” Please revise to separate the proposals.

U.S. Securities and Exchange Commission
February 28, 2007

Company’s Response
          We have revised the proxy card to remove the statement “If you wish to vote in accordance with the Board of Directors’ recommendations, please mark the appropriate box below.” and corresponding check boxes.
          We look forward to hearing back from you regarding Amendment No. 3 to the Registration Statement. If you have any questions, please feel free to give me a call at (305) 374-5600 or Scot O’Brien at (202) 393-6222.
Sincerely,
/S/ Stephen Roddenberry, Esq.
cc.	Richard C. Rochon Chairman and Chief Executive Officer Coconut Palm Acquisition Corp.